Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                October 16, 2013


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1073
                     Alternative Income Portfolio, Series 1
                       File Nos. 333-189800 and 811-03763
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Dear Mr. Bartz:

      This letter is in response to your comments given during a telephone conversation with our office regarding amendment no. 1 to the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1073, filed on October 15, 2013 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Alternative Income Portfolio, Series 1 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

       1. In the first sentence, please change "shares of closed-end investment companies ("Closed-End Funds") that invest in MLPs" to "shares of closed-end investment companies ("Closed-End Funds") that invest substantially all of their assets in MLPs."

      Response: The disclosure has been revised as requested.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.


                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren